SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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Continuation of the Minutes of the 918th meeting of CA Eletrobras, held on January 20, 2022.

MINUTES OF THE NINETY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE: The meeting was initiated on the twentieth day of January of the year two thousand and twenty-two, at 08:10 a.m., and was concluded at 12:04 p.m. The meeting was held remotely by videoconference - Cisco WEBEX Meetings.

2. CALL AND INSTRUCTION: This meeting was called Extraordinarily and Justifiably on 01.15.2022. Support material was made available to Board Members through the Governance Portal. The deadlines for calling this meeting and for making the supporting material available were excepted in a justified manner, under the terms recommended by art. 28, §4, in fine, of the Bylaws.

3. ATTENDANCE: Council Member RUY FLAKS SCHNEIDER (RFS) took remote presidency of the meeting. Board Members RODRIGO LIMP NASCIMENTO (RLN), DANIEL ALVES FERREIRA (DAF), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), JERÔNIMO ANTUNES (JEA), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), and ANA SILVIA CORSO MATTE (ASM) remotely attended the meeting. There was no record of absences. Also attending the meeting were the Governance Secretary BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). In compliance with art. 163, item III, c/c §3, of Law No. 6.404/1976, the following members of the Fiscal Council attended the meeting as guests ANTONIO EMILIO BASTOS DE AGUIAR FREIRE; CARLOS EDUARDO TEIXEIRA TAVEIROS; RAFAEL REZENDE BRIGOLINI; and THAÍS MARCIA F. MATANO LACERDA.

4. QUORUMS OF ATTENDANCE AND DELIBERATION: As prescribed in Article 28, main section of Eletrobras' Bylaws, this meeting must be installed with the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present. The meeting was installed with ten members present, in compliance with the minimum quorum for installation of six members, and with a minimum quorum for passing resolutions of six members.

5. OPENING CONSIDERATIONS:

Participated remotely in this inaugural session, as guests:

•	Members of the Eletrobras Executive Board: Elvira B. Cavalcanti Presta, Chief Financial and Investor Relationship Officer - DF; Camila Gualda Sampaio Araújo, Director of Governance, Risks and Compliance - DC; Luiz Augusto P. de A. Figueira, Director of Corporate Management and Sustainability - DS; Marcio Szechtman, Director of Transmission - DT; and Pedro L. de Oliveira Jatobá, Director of Generation - DG.
•	General Counsel to the Presidency – PR: José Eduardo Guimarães Barros.

The Chairman RFS welcomed the members of the Board of Directors, the Fiscal Council and the Executive Board, at which time he clarified that the purpose of this extraordinary assembly is to deliberate, in a timely manner, on the proposal to convene the 181st Extraordinary General Meeting - EGM of Eletrobras, so that the shareholders may consider the related agenda, related to the Company's privatization process, pursuant to Law no. 14,182/2021, of CNPE Resolution no. 15, of 08.31.2021, with adjustments being effected by CNPE

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Resolution no. 30, of 12.21.2021, and of CPPI Resolution no. 203, of 10.19.2021, with adjustments being effected by CPPI Resolution no. 221, of 12.29.2021.

In this regard, he pointed out that the Eletrobras Board of Executive Officers, at its 3041st meeting held on January 17, 2022, approved the forwarding to the Board of Directors of a proposal for a resolution seeking approval to call the 181st Eletrobras Extraordinary General Meeting (AGE), to be held in an entirely digital format within at least thirty (30) days from the date of its publication, pursuant to the terms of the Call Notice and the Management Proposal and its Appendices. He also informed that the date set for the shareholders' meeting is February 22, 2022.

Subsequently, the Chairman RFS cited good corporate governance practices adopted in the context of the decision-making process in question, in respect of the principles of transparency, fairness, accountability and corporate responsibility, with a view to paving an environment conducive to governance agents for informed, reasoned, reflected and disinterested decision making, focusing on the following: (i) the supporting material for this meeting was made available securely and gradually to the Eletrobras Board of Directors, through its Governance Portal, to the extent that it was being evaluated by the internal technical areas and agents involved, in respect of the fiduciary duties of diligence and loyalty; (ii) technical opinions produced by Eletrobras, studies and legal instruments prepared by the BNDES were made available to the Eletrobras Board of Directors on 01.04.2022 and presented at an informative meeting of this collegiate on 01.10. 2022, which was also attended by the members of the Fiscal Council as guests, so that these governance agents had considerably more time than the statutory minimum to read and understand this material; (iii) the Executive Board, since July 2021, has made several and constant periodic reports to the directors about the evolution and status of the work related to the privatization process, in order to keep the management body duly informed about the main points on this topic; (iv) the Board of Directors and its advisory committees simultaneously accompanied the negotiation and preparation process of the draft legal instruments produced by BNDES within the scope of the modeling of the privatization, through informative reports and access to various versions of the drafts produced, and its members had the opportunity to express considerations and issue recommendations on the subject; and (v) the numerous technical opinions produced by Eletrobras to serve as input for the decision-making process of the Board of Directors will also compose the material for instruction in the meeting to support decision-making by shareholders, in line with the principles of fairness and transparency.

He then recalled that the proposed resolution included in the agenda for this meeting is part of the Eletrobras privatization process and represents a strategic initiative included in its Master Business and Management Plan - PDNG 2022-2026, in line with the provisions of Article 16 of Law No. 9.491/1997, which states that "the companies included in the National Privatization Program that come to integrate the National Privatization Fund will have their strategy focused on meeting the objectives of privatization". He also pointed out the legal duty of the administrators contemplated in art. 19 of the aforementioned legal diploma, which prescribes that "the controlling shareholders and the administrators of the companies included in the National Privatization Program shall adopt, within the established deadlines, the measures that may be determined by the National Privatization Council, necessary for the implementation of the sale processes".

Chairman RFS then yielded the floor to Councilor RLN and the Presidency's Legal Advisor, Mr. José Barros, who made general considerations related to the legal procedures for the Company's privatization and the role played by the Federal Audit Court - TCU in the process in question.

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Along these lines, Counselor RLN clarified that Eletrobras has been interacting and making itself available to the Court of Auditors in order to provide all the necessary clarifications on the Company's privatization process, including the schedule of activities and the nuances involving the public offering of common shares issued by the Company and American Depositary Receipts, which observes the conditions and dynamics of their respective securities markets and is subject to the windows of opportunity and related macro and microeconomic volatility. He informed that the Court of Auditors had been informed that the convening of the 181st Eletrobras EGM represents an internal preparatory act of the Company and a fiduciary duty of its managers, since it aims to safeguard the schedule of privatization acts and to enable the realization of the corporate operation that may result in the loss of the Federal Government's power of control, in compliance with the legal command issued by the National Congress and the regulatory normative acts issued by the Executive Branch. Regarding this topic, it was also pointed out to TCU that the calling of the above-mentioned AGE will not interfere in any way with the performance of the Court of Auditors, whose legal attributions remain untouched and protected. In addition, the adoption of a transparent posture by Eletrobras towards its shareholders was emphasized, to the extent that the management proposal of the 181st AGE makes it clear that (i) the privatization of Eletrobras will depend on the approval of the TCU, there being an express condition in this regard in the agenda of the AGE; (ii) the execution of the Offering ("follow-on") operation will only be carried out after the due authorizations by the Court of Accounts.

The Director RLN further informed that, in respect of the right to information and the principle of full and fair disclosure, the Company intends to publish a communication to the market together with the call notice, in order to clarify to the market and its shareholders that (i) as provided in article 3-B of CNPE Resolution No. 15, adjusted by CNPE Resolution No. 30, both of 2021, the conditions established by the CNPE in the scope of the privatization process, especially with regard to the value added by the new electric power generation concession contracts, may be changed depending on the consideration of the merits in proceeding TC 008. 845/2018-2, by the Plenary of the TCU, as per Judgment no. 3176/2021 - TCU - Plenary; (ii) the approval by the TCU of the modeling proposed by Banco Nacional de Desenvolvimento Econômico e Social - BNDES, in the exercise of its legal competence, is a condition for the public offering of common shares issued by the Company and of American Depositary Receipts that will implement its privatization, as per Law no. 14,182/2021 and Resolution CPPI 203, as amended by Resolution CPPI 221.

In response to the question asked by Counselor CRP, Counselor RLN clarified that the TCU will manifest itself on two occasions with respect to the Eletrobras privatization process, the first being when the final analysis is made regarding the value added to the new concession contracts covered by Law no. 14,182/2021, and the second on the occasion of the analysis of the modeling of the privatization process. Regarding this last pronouncement by the Court of Auditors, Counselor RLN also clarified that, in line with the provisions of TCU Normative Instruction no. 81, of 06.20.2018, the minutes of the Eletrobras shareholders' meeting that will assess the privatization process must be part of the Court of Auditors' instruction material, so that the Court's pronouncement, in its view, would occur in the interval between the shareholders' meeting and the execution of the follow-on operation.

Additionally, Mr. José Barros informed that the position of the Company's internal and external legal advisors, with respect to the interpretation and effects of TCU - Plenary Decision n° 3176/2021, is in the sense that the calling of the 181st EGM not only meets the commands of the normative acts in effect, but also respects the guidelines and limits set by the Court of Accounts. In this sense, he emphasized that the aforementioned

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decision dealt with the effectiveness of Eletrobras' privatization acts, therefore not preventing the practice of internal governance acts that are preparatory to the follow-on operation and aim to safeguard its schedule, such as the calling of the 181st EGM. In this sense, he reiterated that it is the legal duty of this Company's manager, under the terms of art. 19 of Law 9.491/97, to adopt the necessary and timely measures to carry out the privatization.

After the initial clarifications, the Chairman RFS gave the floor to the members of the Fiscal Council, who reported having no doubts or questions about the initial considerations portrayed above.

At the end of the block in question, Chairman RFS requested the entrance of the other guests to begin the expository phase of the proposed resolution.

6 – ITEM FOR DELIBERATION – AUTHORIZATION TO CALL THE 181st EXTRAORDINARY GENERAL MEETING – AGE OF ELETROBRAS SHAREHOLDERS:

a)	Meeting Agenda:

Chairman RFS proposed to the collegiate that the dynamics of this meeting adopt the following rite: (i) Expository Block, contemplating: (i.a) Presentation of the externally hired consulting firm UPSIDE FINANCE; (i.b) Presentation of the Financial and Investor Relations Officers regarding the Management Proposal and items that make up the agenda of the 181st AGE; (i.c) Presentations of the Directorates regarding the internal technical opinions prepared to instruct the deliberation of the meeting and which are included in the list of attachments to the respective management proposal; (ii) Report of the Advisory Committees, including the opinions issued by the Statutory Audit and Risk Committee - CAE and by the Statutory Strategy, Governance and Sustainability Committee - CEGS; (iii) Debates and considerations about the deliberation proposal; (iv) Vote collection and determination of the deliberation result; (v) Final Considerations.

As there was no opposition to the rite proposed above, Chairman RFS then requested the entrance of the other guests to begin the block exposing the proposed resolution.

b)	Exhibition Block:

The following presentations were made to the Eletrobras Board of Directors:

b.1)	Report from the external consulting firm UPSIDE FINANCE on main highlights and points of relevance related to the economic-financial study on calculation of the award value:

Also participating in this report to the collegiate, as guests:

•	Members of the Eletrobras Executive Board: Elvira B. Cavalcanti Presta, Chief Financial and Investor Relations Officer– DF; Camila Gualda Sampaio Araújo, Director of Governance, Risks and Compliance – DC; Luiz Augusto P. de A. Figueira, Director of Corporate Management and Sustainability – DS; Marcio Szechtman, Trasmission Officer – DT; e Pedro L. de Oliveira Jatobá, Generation Officer – DG.
•	General Legal Counsel to the Presidency – PR: José Eduardo Guimarães Barros;
•	Collaborators from Eletrobras: Flávia Francesca Capano Serra, assessora da Diretoria de Geração – DG; Claudia Leite Teixeira Casiuch, gestora da Secretaria Geral – PRGS; e Marcella Fuchs Salomão, colaboradora da PRGS.

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•	Professionals from the external consultancy UPSIDE FINANCE: Professora Leontina Pinto, Professor Edvaldo Alves de Santana, Gustavo Oshiro; e Humberto B. Gargiulo.

Preliminarily, Chairman RFS recalled that the presentation in question had already been presented to the Board of Directors and the advisory committees on January 10, 2022 and January 18, 2022, so that all directors and fiscal councilors present had the opportunity to attend the presentation at least once. In this sense, the collegiate accepted the Chairman RFS's proposal that the consultant UPSIDE FINANCE prioritize in this report the main highlights and points of interest raised by the Board Members.

Next, professionals from the consulting firm UPSIDE FINANCE made a summarized presentation to the board on the main highlights and conclusions of their economic-financial report on the calculation of the value added for the awarding of the new concession contracts, including: (i) general methodology adopted in carrying out the study to calculate the value added by the new concessions, considering a base scenario and other sensitivity scenarios; (ii) analysis of the attractiveness scenarios for Eletrobras; (ii) costs, risks and benefits and opportunities associated with the privatization (descotização); (iii) details of the critical variables that influence the analysis of the advantageousness of the change in the exploration regime for independent production, including the estimated delay of two years for the entry into commercial operation of the inflexible thermal plants dealt with in Law no. 14,182/2021, together with the renewable ones.

Afterwards, Mr. Humberto Gargiulo, President of UPSIDE FINANCE, gave the floor to Professors Edvaldo de Santana and Leontina Pinto, who provided additional clarifications regarding: (i) the assumption of an average delay of two years for the entry into commercial operation of the thermal plants portrayed in Law No. 14,182/2021 (base scenario of the study); and (ii) the identification and considerations on the anomalies predicted in the climatological model adopted by UPSIDE FINANCE; (iii) the projection of the expansion of distributed generation; and (iv) the relevance of the commercialization strategy for the optimization of the revenue flow.

Initially, Professor Edvaldo de Santana explained that, among the assumptions adopted to calculate the added value by UPSIDE FINANCE, one of them consisted precisely in fixing an average delay of two years for the date of entry into operation of the thermoelectric plants foreseen in Law 14,182/2021.

On the subject, he clarified that the plants and gas pipelines originated in Law No. 14,182/2021 were not part of the Energy Development Plan - 2030 (PDE 2030), which clearly shows the degree of complexity of the integration of these plants and infrastructures to the electric power system.

In the sequence, he discussed several factual variables and technical elements that would corroborate the understanding of UPSIDE FINANCE as to the unfeasibility of the schedule outlined in Law 14,182, of 2021, notably with respect to the first set of plants should start operating in 2026, in the North Region, where logistics and infrastructure are known to be complex and challenging. As an example, he cited several basic premises that are still undefined, namely: (i) nature, origin, volumetric sizing, gas price and evaluation as to the existence of compatible demand; (ii) economic and financial feasibility study of thermal plants and gas pipelines, in addition to studies on environmental and tariff impacts arising from inflexibility, which should also consider the risk of replacing part of the hydroelectric generation (cheaper) by fossil fuel generation (more expensive) with consequent spilling of water in hydroelectric plants; (iii) basic technical characteristics of the gas pipelines and thermal plants (location of the plants, points of arrival of the gas at the plants, outflow of the energy produced, dimensioning of the transmission lines, definition of the destinations of the energy to be produced

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etc. ); (iv) contracting format of the gas pipelines, and (vi) competition with resources (human, technical and financial) to be employed in the outflow of the energy to be produced with the coming on stream of renewable sources in the northeast region by 2025 and with the accentuated process of substitution, starting in 2023, of equipment with expired useful life in older transmission lines.

In light of the above exposition, Professor Edvaldo de Santana concluded that the premise of an average delay of two years in the entry into commercial operation of the inflexible thermal plants would represent a conservative estimate, in view of the various challenges and uncertainties that permeate the theme.

Professor Leontina clarified that the climatological projections of the UPSIDE FINANCE studies were based on its own mathematical models, developed in partnership with USP. She then explained that the models were applied basin by basin and source by source, combining the identification of climatological periodicities with atmospheric monitoring. She also explained that the stationary stretches of the historical past were identified, calibrating the data that no longer reflected reality, which made it possible to accommodate the climatological changes already imprinted on the data (steps, changes in amplitudes, maxima and minima), as well as trends and anomalies.

Professor Leontina explained that the expansion of distributed generation (mini and micro generation) was projected and subtracted from the demand foreseen in the study, based on the EPE studies - PDE 2030 and its reference curve. Additionally, he explained, the PDE 2030 curve was adjusted chronologically, bringing to the present the date for which the system's actual capacity is reached.

In closing, Professor Leontina pointed out that the UPSIDE FINANCE study does not go into the specifics of the strategy to be followed by Eletrobras and its controlled companies in the commercialization of their energy. In this sense, she stressed that the revenue from the commercialization of Eletrobras companies will depend not only on the sale price of their energy (the main focus of the UPSIDE FINANCE study), but also on their commercialization strategy, which will consider, among other variables, the constant fine tuning of their hedge operations and their portfolio of contracts, in order to optimize the result for each company considering their specificities.

Throughout the presentation, the representatives of UPSIDE FINANCE clarified specific doubts raised by the Board Members.

Closed the expository phase, Chairman RFS gave the floor to Director Pedro Jatobá, who expressed his satisfaction with the technical explanations presented by the consultancy and corroborated the understandings presented above.

Chairman RFS then thanked the UPSIDE FINANCE professionals, who then disconnected from the meeting room, and the other guests remained present.

b.2)	Main highlights and points of relevance regarding the management proposal and its attachments that make up the call notice for the 181st Eletrobras AGE:

The following joined the meeting and participated in its exhibition block from this point on, as guests:

•	Colaboradores da Eletrobras: André de Avellar Torres, Legal Superintendent – PRJ; Fernando Antônio Ribeiro Soares, CEO Advisor – PR; Antônio João Queiroz Lima, DC Advisor; Thatiana Martins dos Santos Silva, Governance and Compliance Superintendent – DCG; Roberto Brígido do Nascimento, Risk Management, Internal Controls and Information Security Superintendent – DCR; Mauro Retto Lopes, manager of the Corporate Risk Department – DCRR; Paula Prado Rodrigues, Investor Relations Superintendent – DFR; Francisco de Assis Duarte de Lima, manager of the Investor Relations Department – DFRM; Bruna Arantes Reis, manager of the Capital Markets Compliance

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Department – DFRC; Rodrigo Vilella Ruiz, Planning and Control Superintendent – DFP; Marcos José Lopes, Accounting Superintendent – DFC; Leonardo Silva Lustosa, capitalization process PMO; Marcos B. de F. Pinho, manager of the Department of Economic-Financial Analysis – DFPA; Pedro Henrique Costa Motta, Superintendent of Finance - DFF; Ronaldo Garcia Barboza, DS advisor; Maurício C. Mazzini, manager of the Department of Generation Regulation - DGDR; Marcelo Jaques Martins, employee of the Department of Expansion and Implementation - DGEE; Marcelle C. T. de Brito, manager of the Integrated Energy Commercialization Department - DGCE; Luiz Carlos Gomes Teixeira, collaborator of DGCE; Fernanda Ladeira de Medeiros, advisor of DT; Moacyr Pereira dos Santos, General Coordinator of DT.

•	External collaborators: Professionals from the office Bocater Camargo Costa e Silva Rodrigues Advogados (external legal counsel): João Laudo de Camargo and Maria Isabel Bocater.

Mr. Francisco de Assis presented to the collegiate the management proposal and the agenda for the 181st Eletrobras Extraordinary General Meeting, in the manner proposed by the Executive Board through Resolution No. 012, of January 17, 2022.

He recalled that the support material is instructed with the TPR Global Technical Note NT-DC-001, of 01.04.2022, which deals with the analysis of the advantageousness of the Eletrobras privatization operation in a holistic and integrated view. In this regard, he pointed out that none of the corporate operations and none of the contracts provided for in the agenda will take effect separately, so that it is necessary for the shareholders to approve the agenda in its entirety for the acts and transactions to be effective, without prejudice to the other conditions contained therein.

He also explained that the management proposal presents a summary of the main risks that have been mapped, treated and reported, which can be analyzed in greater detail in the related risk technical notes.

He also addressed the main points of attention raised by the management of the Company for the privatization process, including pending manifestation of the TCU regarding the value of the grants and even the model of privatization itself. It also warned that an eventual manifestation of the TCU in misalignment with the modeling and documents of the privatization could import the need to call a new meeting. He also signaled that the process also involves the manifestation of CADE, ANEEL, ANATEL and SEST, the latter being responsible for analyzing the new version of Eletrobras' bylaws that will be in effect during the transition period between the meeting and the settlement of the Offer operation ("follow-on").

He then read and explained each of the items on the agenda of the 181st AGE.

He then pointed out that the meeting will take place in an exclusively virtual format, due to the evolution of the Covid-19 pandemic. Finally, he made operational considerations regarding the assembly conclave.

Next, Chairman RFS gave the floor to Mr. André Avellar, who, as the Company's Legal Superintendent, provided clarifications regarding the legal procedure for the Company's privatization, including the provisions contemplated in TCU Normative Instruction No. 81 of June 20, 2018. In addition, he reiterated the legal understanding already shared by the President's General Counsel regarding the effects of TCU ruling no. 3176/2021 - TCU - Plenary, on which occasion he stressed the understanding of the Company's legal counsel in the sense that the TCU's decision does not prevent the convening of Eletrobras' 181st AGE or the practice of other internal preparatory acts for the privatization, which will effectively be carried out through the capital increase operation, with the completion of the Offering (follow-on). The only limitation contained in the above-

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mentioned ruling, he pointed out, concerns the production of concrete effects of the acts to be performed, which depend, for their effectiveness, on a favorable and conclusive opinion from the Court of Auditors. In this sense, he pointed out that the abovementioned decision must be read and interpreted in conjunction with article 19 of Law no. 9.491/97, which determines that "the controlling shareholders and managers of the companies included in the National Privatization Program shall adopt, within the established deadlines, the measures that may be determined by the National Privatization Council, necessary for the implementation of the sale processes". In this sense, he recalled that there is an effective regulatory framework in force that guides the management of this Company in the practice of acts necessary for its privatization, such as Law No. 11,182/2021 and the Resolutions of the CPPI and CNPE applicable to the case in question. Finally, he pondered that the agenda for the 181st Extraordinary General Meeting is fully aligned with the aforementioned regulations and has an express condition of effectiveness linked to the manifestation of the Court of Auditors.

Subsequently, Chairman RFS gave the floor to Dr. João Laudo de Camargo who, as the Company's external legal advisor, ratified the understanding expressed by the Legal Superintendent - PRJ and the President's general legal consultant - PR.

Throughout the presentation, the guests clarified specific doubts raised by the Board Members.

After concluding the presentation on the management proposal and the items on the agenda, and as there were no more doubts or requests for clarification pending, the President RFS asked the Officers in charge, with the support of their respective teams, to present objectively and concisely the main points and highlights of their technical manifestations, since this material has already been reported to the Board of Directors and Advisory Committees on January 10 and 18, 2022, respectively.

In this sense, the guests presented the main points of emphasis of the technical opinions that instruct the management's proposal, with emphasis on the following:

b.3)	Technical Note NT-DGC-DGCE s/n, of 10.18.2021 - Qualitative analysis of the commercialization methodology used in the calculation of the value added for the new concession contracts; Technical Note NT-DGC-DGCE-Revision 1 s/n, of 30. 12.2021 - Analysis of the commercialization assumptions used in the calculation of the value added for the new concession contracts; Technical Note NT-DGDR-005, 07.10.2021 - Regulatory Support in the study of the value of the grants; Technical Note NT-DGDR-006, 23.12.2021 - Regulatory Support in the analysis of the Contributions of CP ANEEL 48 of 2021; Technical Note NT-DGE-008, of 08. 10.2021 - assessment of the generation expansion assumptions and levelized energy costs adopted by UPSIDE in the October 2021 study; Technical Note NT-DGE-009, of 23.12.2021 - assessment of the generation expansion assumptions and levelized energy costs adopted by UPSIDE in the December 2021 study; Technical Information IT-DT-001, of 04. 01.01.2022 - Analysis on Contributions to CEPEL; Technical Note NT-DC-001, of 01.04.2022 - Global Analysis of the Privatization Operation from the viewpoint of transactions with related parties - TPRs; Technical Information IT-DCR-008, of 10.15.2021 - Risk Analysis on the methodology of the award bonus; (e.9 ) Technical Note NT-DCR-009, of 12/22/2021 - Risk Analysis on the calculation of the bonus of the award; Technical Note DCR-010, of 12/23/2021 - Analysis of the Transfer of the Government Programs of Eletrobras to ENBPar; Technical Note DCR-011, of 12/30. 2021 - Analysis of the Risks in the Capitalization of Eletrobras; Technical Note IT-DFP-004, of 12/31/2021 - Analysis of the Eletronuclear Ownership Restructuring Model; Technical Note IT-

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DFP-003, of 12/31/2021 - Analysis of the Segregation of Itaipu Binacional; Technical Note IT-DFF-060, of 12/30. 11.2021 - Mapping of the need for creditor waivers; Technical Note DFF-008, of 12/22/2021 - Financial Analysis of the follow-on size; Technical Note NT-PR-005, of 12/31/2021 - Transition of the management of government programs from Eletrobras to ENBpar.

At the end of the presentation, Chairman RFS gave the floor to Director Elvira Presta, Director Camila Araújo, and Legal Superintendent André Avellar, who provided additional clarifications on the instruction of the supporting material.

Firstly, Mr. André Avellar informed that the legal opinion that analyzes the proposal to call the AGE for the privatization expressly recognizes the legal possibility of interpreting the analysis of the commutativity of the privatization process in a broad sense, i.e., through a holistic analysis of the operation as a whole, not limited to its acts considered separately, given that the effectiveness of all acts and contracts linked to the process is conditioned to the effective privatization, and it is not possible that only a part of them is effectively approved and executed. In addition, he pointed out that a good part of the operations and transactions are unique and result from a legal command, without parameters of comparison in the market. Thus, the legal possibility of adopting a premise of global commutativity was recognized and, as a consequence, the need to evaluate the "greater whole": the privatization of Eletrobras substantiated in the benefits to be gained by its process, according to the potential gains and growth levers of the company.

Secondarily, Director Camila Araújo pointed out that Technical Note NT-DC-001, dated 01.04.2022, has precisely the purpose of promoting the analysis of the advantages of the privatization operation in its holistic and integrated view, through a consolidated analysis of the characteristics of each of the transactions that, together, will make it possible to conduct the privatization process of Eletrobras. He affirmed that the technical report in question brings objective aspects of the transactions involving the TPRs and also covers a series of value levers created/potentiated with the privatization in the corporation model. Thus, he pointed out that the aforementioned Technical Note ratifies the understanding that the analysis should be carried out in an integrated and interdependent manner. Next, Director Camila Araújo recapitulated the main set of operations contemplated in the privatization process that fit into the concept of related party transaction, as follows (i) Transition of the management of the sectorial programs and BUSA from Eletrobras to ENBPar; (ii) Execution of the Contract for the Transfer of Ownership Interest and Other Covenants, to formalize the transfer of Eletrobras' interest in Itaipu to ENBPar (considering the Transfer amount, form of payment, remuneration, ENBPar's guarantees and payment of the 2021 Income); (iii) Corporate restructuring of Eletronuclear (including the free-of-charge assignment by Eletrobras to ENBPar of the right of first refusal to subscribe to part of the shares issued by Eletronuclear in a capital increase and the Investment Agreement); (iv) Execution of the New Power Generation Agreements with the payment of Value Added (generation concessions).

Tertiary, Director Elvira Presta addressed the main economic benefits portrayed in the TPR Global Technical Note, arising from Eletrobras' privatization process, with emphasis on potential gains in management efficiency and greater competitiveness in the development of its business activities, including a series of activities and projects underway at the Company, such as the following (i) new energy commercialization model; (ii) tax optimization in the Holding Company; (iii) negotiation of liabilities; (iv) sale of shares of affiliates; (v) simplification of the budget preparation and execution process; (vi) modernization of the generating park and transmission assets; (vii) reduction of the cost of capital; (viii) competitive participation in auctions with room for investment; (ix) M&A operations; (x) migration to the Novo Mercado; (xi)

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restructuring of the workforce and adoption of practices aimed at attracting and retaining talent, including the development of succession plans; and (xii) cultural transformation and innovation. Thus, concluded Elvira Presta, considering the quantitative aspects (value added by the changes in the concession contracts, amounts to be received for the participation in Itaipu and those associated with the segregation of Eletronuclear, among others) and the multiple potential gains (quantitative and qualitative) resulting from the privatization, the Eletrobras Board of Executive Officers issued a judgment of commutativity of the transaction as a whole.

Finally and conclusively, Director Camila Araújo also pointed out that, based on the residual risks inherent in the privatization that were mapped during the privatization process and could not be remedied in time for the formalization of the proposed resolution, responses were drawn up to support the future design of action plans that will be constantly monitored by the Company. In this way, he highlighted that several risks were remedied by the Company and other agents involved in the course of the process, including the negotiation phases of the draft legal instruments. He thus emphasized that this diligent work promoted by Eletrobras brought the risks of the privatization process to acceptable levels, in line with its public declaration of risk appetite.

After the presentation of the meeting, the Chairman RFS asked the Board of Directors if there were any other points to be addressed or questioned by the guests. As no other points were raised by the Board Members, Chairman RFS thanked the presence of the guests, who then disconnected from the meeting, and only the President's General Counsel - PR and the persons indicated in item 3 of these minutes remained in the conclave until the end of the meeting.

c)	Reports from the Statutory Audit and Risk Committee – CAE and the Statutory Strategy, Governance and Sustainability Committee – CEGS:

Board Member JEA, in his capacity as Coordinator of the Statutory Audit and Risk Committee - CAE, shared below the position of said advisory body at its 233rd meeting held on 01.18.2022:

“Advisory to the Eletrobras Board of Directors: Call for the 181st Eletrobras Extraordinary General Meeting - AGE (Law 14,182/2021). RES 012, of 01.17.2022.

In a joint session with the Strategy, Governance and Sustainability Committee (CEGS), after discussing the matter, based on the supporting material made available and also the explanations provided during the meeting, the Eletrobras Statutory Audit and Risk Committee (CAE), in its advice to the Eletrobras Board of Directors, unanimously opined, and within the exclusive scope of its work (i) for the adequacy of the Eletrobras privatization operation from the viewpoint of related party transactions - TPR, under the terms and conditions contemplated in the Global TPR Technical Note NT-DC-001, of 01.04. 2022; (ii) for recommending the approval of the proposal to call the 181st Extraordinary General Meeting (EGM) of Eletrobras Shareholders, to be held in the fully digital model, within at least thirty (30) days from the date of its publication, in accordance with the Call Notice and the Management Proposal and its Appendices, on the terms proposed by the Eletrobras Executive Board and embodied in resolution RES 012, of 01.17.2022.”

Subsequently, Board Member BEC, as Coordinator of the Statutory Committee for Strategy, Governance and Sustainability - CEGS, shared below the position of said advisory body in its 16th meeting held on 01.18.2022:

“Advisory to the Eletrobras Board of Directors: Call for the 181st Eletrobras Extraordinary General Meeting - AGE (Law no. 14,182/2021). RES 012, of 01.17.2022.

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In a joint session with the Eletrobras Statutory Audit and Risk Committee (CAE), after discussing the matter, based on the supporting material made available and also on the clarifications provided during the meeting, the Statutory Committee on Strategy, Governance and Sustainability (CEGS), in its advisory capacity to the Eletrobras Board of Directors, opined, by majority vote and within the exclusive scope of its scope of action for the approval of the proposal to convene the 181st Extraordinary General Meeting (EGM) of Eletrobras Shareholders, to be held in the fully digital model, within at least thirty (30) days from the date of its publication, pursuant to the Call Notice and the Management Proposal and its Appendices, on the terms proposed by the Eletrobras Board of Executive Officers and embodied in resolution RES 012, of 17. 01.2022.”

d)	Debates and Considerations about the Deliberation:

Proceeding with the session, Chairman RFS gave the floor to each of the Board of Directors members, who gave their considerations on the agenda and debated on the deliberation proposal presented by the Executive Board.

Once the phase of debates and considerations was closed, and as there were no further points to be raised by the members of the collegiate body, Chairman RFS declared open the phase of collecting votes for deliberation on the agenda.

e)	Deliberation Result:

In the presence of the members of the Fiscal Council, the Board of Directors cast their votes based on the documentation presented and, in exercising their judgment on the merits, decided to approve the following resolution matter:

➢	DEL-003/2022. Call Notice of the 181st Eletrobras Extraordinary General Meeting. RES 012, of 01.17.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its duties, based on a decision of the Board of Executive Officers, on the opinion expressed by the Strategy, Governance and Sustainability Statutory Committee - CEGS at the 16th meeting held on January 18, 2022, on the opinion expressed by the Audit and Risk Statutory Committee - CAE at the 233rd meeting held on January 18, 2022, on the supporting material and on the documents below: Executive Board Resolution No. 012, of 01.17.2022; Executive Board Report PR-001, of 01.14.2022; Executive Summary PR-001, of 01.17.2022; DELIBERATE: 1. To approve the convening of the 181st Extraordinary Shareholders' Meeting (AGE) of Eletrobras, to be held in a fully digital format, within at least thirty (30) days from the date of its publication, pursuant to the Call Notice and the Management Proposal and its Attachments, in the manner proposed by RES 012/2022, with signaling in item 3 of the Management Proposal ("3. Conclusion of the Administrators") that the approval occurred by quorum of the majority; 2. to determine that the Chief Financial and Investor Relations Office - CFO adopt the necessary measures for the call referred to in item 1, and that the Investor Relations Office - DFR, the Governance, Risks and Compliance Office - DC, the Governance Office of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each one within its own scope of action, the necessary measures for the fulfillment of this Resolution.

Deliberative quorum: Majority of nine (9) votes in favor, with the dissenting vote of Board Member CRP.

f)	Description of the votes:

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Listed below are the summarized content of the votes cast by the members of the Board of Directors, in the chronological order in which they were cast. The separate qualified votes are described in item 8 and portrayed as attachments to these minutes.

➢	Board Member ALM: Voted for the approval of the resolution proposal presented by the Executive Board. In addition, she praised the diligent work of instruction of the decision-making process and the appropriate information to the governance agents, including through periodic reports and extraordinary informative meetings. She emphasized that the early availability of technical notes, studies, and legal instruments, together with the interaction with the technical areas to clarify doubts and follow-up on the negotiations of the draft contracts, allowed this collegiate to be timely and adequately informed about the supporting material, which was widely discussed and scrutinized on several occasions, which enabled safe and diligent decision making. In light of all the above, it welcomed the recommendations issued by the advisory committees, which closely monitored the process and actively participated in various discussions regarding the draft bylaws and contractual instruments.
➢	Board Member ASM: Voted for the approval of the resolution proposal presented by the Executive Board. In addition, she expressed her gratitude to Board Member RLN for his effort and dedication in leading the strategic initiative of the Holding's capitalization, praised the quality of the work performed by the Company's management, and concluded that the proposed resolution now submitted for the appreciation of the shareholders is duly supported and substantiated by the competent technical areas, in such a way that any residual risks are outside the Company's direct sphere of action, such as the opinion still pending from the TCU, or adequately addressed with clear indication of the corresponding action plan.
➢	Board Member BEC: He voted for the approval of the deliberation proposal presented by the Executive Committee, having also presented the reason for the qualified vote that will be part of these minutes as an attachment. In addition, he emphasized that all the minimum elements necessary for this collegiate body to make a safe decision are present. In this sense, he understands that (i) there was transparency and isonomy in the treatment of the information that instructs the decision-making process; (ii) the methodologies and assumptions adopted by the consultancy UPSIDE FINANCE for the calculation of the added value were adequately founded; (iii) the Board of Directors and its advisory committees were timely and adequately informed about the evolution of the capitalization process and about the instruction of its support material for decision-making, which enabled an informed, reflected and disinterested decision; (iv) the negotiation of the legal instruments and the instruction of the decision-making process required Herculean effort and full dedication on the part of Eletrobras' directors, managers and other employees involved in the process, so that this decision is only possible as a result and a consequence of this joint, cohesive and brilliant work; (v) the global TPR technical note provides a clear and unequivocal vision of the various value levers that will be made available/optimized in the event of Eletrobras becoming a Corporation, thus evidencing the global advantageousness of the operation. Finally, he informed that he conceived his own quali-quantitative rationale to support his personal decision, which computed the main variables mapped for this decision-making process, weightings and respective expected values. Additionally, he pointed out the opportunity cost, among other unmeasured aspects of the capitalization. Thus, the result was unequivocal as to the advantageous nature of the privatization operation in question - although not binding in relation to the result of the expected value - ratifying the conclusion presented by the Executive Board.

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➢	Board Member CRP: He voted for the rejection of the deliberation proposal presented by the Executive Board, having also presented a reason for the qualified vote that is hereby included in these minutes as an attachment. In addition, he pointed out that in his analysis of the study produced by the consultancy firm UPSIDE FINANCE, the replacement of the concession contracts of the subsidiaries with the migration to the independent producer regime would not be an advantageous measure for Eletrobras, since the base scenario constructed by the consultancy would not only present an amount lower than the added value approved by the CNPE, but also would not consider a series of risk factors and events that considerably increase this gap, making the operation even more onerous for the Company and its subsidiaries. He also warned that, although the consultancy UPSIDE FINANCE has defended to this board its assumption for the base-case scenario of an average delay of two years in the entry into operation of the high inflexibility thermal plants provided for in the privatization law of Eletrobras, the same consultancy has classified their entry without delay with medium probability in its risk map, and there is a discrepancy with the qualification given by the consultancy in the text of the report, which would have classified such an event as "considerably unlikely". Additionally, he understands that the use of the distributed generation growth projections from the PDE 2030 increases even more the risks of a displacement of the hydraulic generation even greater than the one presented and, consequently, of negative impacts on the revenue to be received by Eletrobras. He affirmed that the notebook PDE 2031 estimates the distributed generation in levels considerably higher than the PDE 2030, the latter having been adopted in the UPSIDE FINANCE studies, according to the assumptions presented in the final report, despite the explanations presented by Professor Leontina regarding the correction of the starting point of the calculation curve. He also considered that there are doubts about the feasibility of the measures proposed by UPSIDE FINANCE to mitigate the risk of displacement of generation from hydraulic plants (investment in renewable and thermal sources), considering the high degree of indebtedness that the Company will have due to the financial commitments inherent in the capitalization process (grant bonuses, CDE and loans and guarantees provided to Eletronuclear), which could also lead to a downgrade of the rating and non-compliance with financial covenants and all their consequences. In his opinion, the TPR Global Technical Note failed to demonstrate either the advantageous nature of the proposal or the commutativity of the transactions with ENBPar, and further emphasized that such document would not address any quantitative impact of the value levers raised, which prevents an objective assessment. In view of these considerations, he bases his vote for the rejection of the deliberation proposal. Additionally, he recorded a note of recognition and gratitude to Chairman RFS, to Board member BEC, as Coordinator of the CEGS, and to the other members of the current composition of the Eletrobras Board of Directors for the urbane and isonomic conduct that has always guided the work environment of this board, where each board member is treated as an equal and where each voice is equally heard.
➢	Board Member DAF: Voted for the approval of the deliberation proposal presented by the Executive Board. In addition, he stated that, as a Board of Directors member and a member of CAE, he has been following the capitalization process since its beginning, and the Executive Board has been very successful in the role of adequately informing the governance agents involved in this decision-making process. In addition, he also expressed the opinion that the supporting material is well grounded and adequately sized for the complexity of the decision-making process, and that the directors have all the necessary elements to, in line with their fiduciary duties and the business judgment rule principle, make a well-grounded decision, always aiming at the Company's best interests.

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➢	Board Member FVD: Voted for the approval of the deliberation proposal presented by the Executive Board. Additionally, he emphasized his view that most of the value levers presented in the global TPR technical note will never be explored to their full potential while the Company remains under state control, given the numerous political and legal constraints that limit its autonomy and curtail the efficient exploitation of the business activity. He pointed out that there are basic structural flaws that are inherent in the state-owned nature of a company, such as the evident difficulty faced in adequately managing its personnel (implementation of measures to encourage meritocracy and high performance, with due and fair recognition of talents and effective application of the policy of consequences for inefficiency and irregular acts) and the excessive interference of the Federal Government in the choice of managers of state companies (changes of government equivalent to hostile takeovers every four years and that make it impossible to build succession plans aimed precisely at the perpetuity of the Company), including in the context of the respective directorships and subsidiaries, in open competition of functions with the Board of Directors and the management of the Holding itself. He also emphasized that the lack of harmony in the hierarchical structuring of management positions in the Holding Company and its subsidiaries hinders the implementation of integrated strategies and the cohesion of the management of these companies. Finally, he registered his comfort with the explanations provided by the Company's legal counsel regarding the legal possibility of the 181st Eletrobras EGM being convened before the TCU has yet made a definitive decision on the concessions, given that (i) it is a preparatory act of the Company to its privatization; (ii) there are locks that condition the effectiveness of the assembly decisions to the manifestation of the TCU; (iii) it has been evidenced that the follow-on operation will only occur after the manifestation of the Court of Accounts; and (iv) it has become clear the fiduciary duty of the administrator to ensure the timely adoption of preparatory measures to the privatization of the state-owned company, pursuant to art. 19 of Law no. 9,491/1997.
➢	Board Member JEA: Voted for the approval of the deliberation proposal presented by the Executive Board. In addition, he praised the Governance Secretariat of Eletrobras and the Chairman RFS for their diligent and hard work in properly organizing the supporting material and making it available in a timely manner to this committee, and for holding several prior informative and alignment meetings on the capitalization process, which enabled the Board Members to gradually and responsibly assimilate the large volume of information intrinsic to the degree of complexity of this decision. He also praised the transparency and isonomy in the treatment of the information that underlies this decision-making process, considering that the management proposal includes, in its list of attachments, the complete opinions and technical notes that support the decision of this collegiate. In conclusion, it is understood that the principles of corporate governance have been fully observed in this process, and that the shareholders will have all the necessary elements to form a safe and well-informed understanding of the issue.
➢	Board Member MSF: Voted for the approval of the deliberation proposal presented by the Executive Board. In addition, he praised the fine harmony between the executive and deliberative instances of this Company, crediting Chairman RFS and Board Member RLN for the excellent communication channel that was established between the management bodies, and the other directors and all teams for the success in conducting the theme up to the present moment. In addition, he corroborated the previous comments

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by Board Members, in the sense that the parallel availability of the supporting material for this meeting, in anticipation of the statutory deadline, was fundamental for the Board Members to be able to study and assimilate all the relevant information for the decision-making process. In this sense, he praised the Governance Secretariat's initiative, which, under the watchful eye of Chairman RFS, played a key role in curating the material and planning the previous informative meetings. He also highlighted the diligent posture of the Executive Board, which, besides not neglecting to periodically provide information about the capitalization process, also saw this collegiate as its ally and mentor, anticipating relevant discussions and provoking its constant support. He also remembered that the members of this collegiate have fiduciary duties to this Company, so that they must always seek the decision that, in their view, best serves Eletrobras' interests, regardless of who elected them. In light of these considerations and as a basis for his vote, he pointed out that the analysis that must be undertaken by the directors in matters of this nature must assess the balance achieved between the existing risks and the expected return for the company. In this sense, the final risk map of the capitalization process presented by the Governance, Risks and Compliance Office - DC, although it has adequately mapped the residual risks and identified the appropriate responses for the purposes of designing the respective action plans and monitoring, does not have the power to show all the hard work of the risk team and the other technical areas that was undertaken during the structuring phases of the operation with the objective of neutralizing or mitigating several risk factors that clouded the beginning of the path of the capitalization process and that have already been adequately addressed before the current phase, which demonstrates a great advance between the first modeling of the project and the structure that today comes to the deliberation of this board. Subsequently, he pointed out that when comparing the remaining risks in the operation, mapped out here, in view of the expected returns, he concluded that the privatization of Eletrobras through a capitalization operation, under the terms proposed by the executive board, represents the best alternative for generating value for the Company and its stakeholders, even when comparing the consequences that may arise from proceeding with the operation with those that would arise from a possible decision not to go ahead with it. In this line, he pondered that he does not see the maintenance of state control as a viable and effective path not only for the activation of the value levers identified by management in its Global TPR Technical Note, but also for the very continuity of the company as a relevant player in the country's energy segment. For the Board Member, every corporate operation of great magnitude and complexity naturally involves a set of variables and legal, institutional and business contingencies that must be monitored and weighed against the possibilities that emerge from the structuring process itself. Next, he stressed that it is essential that the Company, under the constant monitoring of this collegiate and the CAE, proceed with the preparation of action plans to address the mapped risks and promote rigorous and periodic monitoring of their execution. Finally, he understands that the decision-making process is well grounded and therefore allows for an informed value judgment to be made regarding the advantageous nature of the operation in light of the risks mapped.

➢	Board Member RLN: Voted for the approval of the resolution proposal submitted by the Executive Board, having also accepted the voting reasons presented by Board Members BEC and MSF. In addition, he mentioned his thanks to all the members of the Executive Board who have dedicated themselves arduously and professionally to the materialization of all the elements and conditions required for this decision-making process.

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➢	Board Member RFS: Voted for the approval of the deliberation proposal presented by the Executive Board, having also accepted the voting reasons presented by Board Members BEC and MSF. In addition, he registered that this is a historic and unprecedented milestone in Eletrobras' grandiose life course, and that it will enable this Company to once again operate in the energy sector in a powerful and efficient manner, generating value for all its stakeholders, including Brazilian society.

7. CLOSING CONSIDERATIONS:

Chairman RFS thanked the members of the collegiate members present for their agenda availability and commitment in dealing with the agenda of this relevant extraordinary conclave.

After giving the floor to the other board members for their final considerations, Chairman RFS, in conclusion of this meeting, warned all present of the need to maintain the confidentiality of the privileged information dealt with at this meeting until the Company makes its announcement to the market after the closing of the trading session, in line with the best practices and applicable regulations.

8. EXHIBITS:

These minutes are further composed of the following appendices:

•	Exhibit I: Board Member BEC Reason for Qualified Vote;
•	Exhibit II: Board Member CRP Reason for Qualified Vote.

9. CLOSURE AND RECORDING: There being no further business to discuss, the Chairman RFS concluded the meeting at 12:04 p.m. and ordered these minutes to be drawn up, which, after being read and approved, shall be signed by the participating Board Members, by the Advisor to the Board of Directors, and by the Secretary for Governance, who drew up these minutes.

RUY FLAKS SCHNEIDER	RODRIGO LIMP NASCIMENTO
Chairman of the Board	Board Member

CARLOS EDUARDO RODRIGUES PEREIRA	ANA CAROLINA TANNURI LAFERTE MARINHO
Board Member	Board Member

BRUNO EUSTÁQUIO F. CASTRO DE CARVALHO	DANIEL ALVES FERREIRA
Board Member	Board Member

ANA SILVIA CORSO MATTE	JERÔNIMO ANTUNES
Board Member	Board Member

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FELIPE VILLELA DIAS	MARCELO DE SIQUEIRA FREITAS
Board Member	Board Member

FERNANDO KHOURY FRANCISCO JUNIOR	BRUNO KLAPPER LOPES
Board Advisor	Secretary of Governance

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ANNEX I OF THE MINUTES OF THE NINE HUNDRED EIGHTEEN MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Qualified Vote at the 918th CA meeting - 01.20.2021

Board Member BRUNO EUSTÁQUIO F. CASTRO DE CARVALHO

1. SUMMARY

This document, in addition to the Minutes of the Meeting of the Board of Directors of Eletrobras, RCA 918, of January 20, 2022 - whose deliberative agenda was to approve the convening of the 181st Extraordinary General Meeting of Shareholders of Eletrobras, to be held in a fully digital mode, within a minimum period of 30 (thirty) days, counted from the date of its publication, pursuant to the Edital de Convocacao and the Proposta de Administracao and its Annexes, which deal with the conditions for privatization of Eletrobras portrayed in article 3 of Law No. 14.182/2021, and CPPI Resolutions 203, and 221 – consolidates the understanding with respect to quali-quantitative information, under the sole and exclusive perspective of the author, from the information made available throughout the capitalization process, through: (i) the Divestment and Monitoring of the Capitalization Operation Committee (CDAOC); (ii) the Statutory Strategy, Governance and Sustainability Committee (CEGS); and the Eletrobras Board of Directors (CA).

The rationale used for the expected quantification of benefits focused on the definition of criteria, respective parameterization and weighting the possibility of different scenarios from capitalization to its non-materialisation. Although with limitations, it is an attempt to shape the decision-making process based on information and arguments available for decision-making. References in the literature, cited in this document, reinforce the applicability of the proposed approach presented here.

As a result, this vote favourably addresses the submission for approval by the Assembly, as per the agenda. This positioning takes into account the global calculation of the capitalization based on the following aspects/criteria: (i) the best interests of the Company; (ii) the respect for due process of law; (iii) the Company's governance decision-making framework; (iv) the best information available; (v) the advantage of the capitalization translated by the expected value - non-binding - of the capitalization; (vi) the estimated range of opportunity with the materialization of capitalization and (vii) other positive aspects not quantified, but which add value to the company.

From a structural point of view, this vote begins with this brief summary. In section 2, the transversal aspects of the decision-making process are presented. In section 3, a qualitative-quantitative, non-binding analysis is presented. In the fourth section, an estimate of the opportunity cost of referring the issue to the Assembly. In the fifth section, other aspects and finally the final remarks.

The originality and complexity of the process justify, therefore, the exercise of drawing up this reason for voting in order to clearly explain the reasons for this decision.

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2. TRANSVERSAL ASPECTS TO THE DECISION-MAKING PROCESS

Initially, it is worth noting that, from the point of view of due process, I understand, to the best of my knowledge, that the governance requirements provided for in the legal frameworks of SOEs are met; the meritorious requirements provided for in Law No. 14,182/2021, and in the respective acts derived therefrom; as well as all Eletrobras internal rules applicable to the case.

Maintaining strict compliance with due process of law in the face of a process as complex as it is unique, was only possible due to the distinct, selfless and unequivocal commitment of the Company's employees and senior management throughout this journey. The complexity and originality imposed on the Board of Directors a sense of urgency, creativity and the commitment to bring to the shareholders - ultimately responsible for the decision on capitalization - in the most transparent way possible, with responsiveness, the best information, limited to value judgments so that the most appropriate decision is taken. It is, therefore, in this spirit that this vote is registered in support of the decision makers of this Eletrobras capitalization project.

With regard to the decision-making framework, I emphasize that the periodic management reports of the Company's management on the capitalization were of fundamental importance for the gain of knowledge throughout the process, allowing the pari passu monitoring of the progress of the main milestones, whether they are contracted studies, intermediate evaluations, interaction with the Granting Authority, interaction with Control Bodies, interaction with stakeholders, and identification of the most diverse activities that have made up the process so far. By the way, it did not end, on the contrary, it advanced one more step in support of decision-makers - the voting shareholders - as provided for in Law No. 14,182/2021. There were 14 reports on capitalization for the CDAOC, access to which was granted to all members of the Board of Directors. Additionally, the topic in question was addressed in 9 meetings of the Strategy and Sustainability Management Committee (coordinated by the author of this vote), added to a process of consultation with stakeholders, until the presentation of the formal opinion, and 16 reports on capitalization to the Board of Directors from Eletrobras

.

With regard to the information made available, in addition to the extensive documentation that informs the proposed resolution at the meeting, the process of interaction between the Company's Board of Executive Officers with the Committees, especially the CEGS, and, above all, the Board of Directors, deserves to be highlighted. Assumptions, always debated, were presented, as well as references to the planning instruments of the energy sector; compliance with national and foreign macroeconomic indexes; and assumption of own projections and/or anchored in projections contracted within the scope of the peer review process, from the perspective of Eletrobras. It is also worth mentioning the quarterly/annual, 5-year (PDNG) and 15-year (Strategic Plan) instruments that had capitalization as a scenario, thus remaining evidence of consistency between such company tools, with the guidelines of the Board of Directors and also the Controller, in strict compliance with Law No. 14,182, and Law No. 9,491, which provides for privatization processes, with special attention to art. 19, which guides the managers of the companies included in the PND to adopt all the necessary measures for the privatization process.

3. NON-BINDING QUALI-QUANTITATIVE ANALYSIS

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• Applied rationale

Complicated problems often involve multiple objectives that contribute significantly to the complexity of the problem. Thus, delving deeper into the discussions on the multi-objective of the ongoing process, from the question of "added value" from the perspective of Eletrobras, already mentioned here, the present author sought to add new elements that can, in the current evaluation, synthesize the main boundary conditions of the process in 8 criteria, namely, detailed below:

(i) grant bonus in light of the Hydrological/Hedge/GSF Risk aspects;

(ii) thermal plants provided for in Law No. 14,182/2021;

(iii) efficiency with the capitalized company;

(iv) acceleration of tax credits;

(v) Eletronuclear's pricing;

(vi) Angra 3 – upside;

(vii) Angra 3 – downside; and

(viii) Itaipu.

The guiding hypothesis that motivated the attempt, again, non-binding, but only in support of the decision of the present author of this document, was: “Is Eletrobras paying more for a process that delivers a lower value than that established by the CNPE?”

To seek the answer to the question and then support the decision, the following Equation (I) was used:

On what:

VA = added value from Eletrobras' perspective;

VE = expected value with the benefits of Eletrobras Capitalization;

Oct. = grant amount defined in accordance with CNPE Resolution No. 30/2021; and

RM = expected value of (negative) risks to Eletrobras.

All 8 criteria were monetized based on available information, compared with alternative scenarios that take into account the occurrence and non-occurrence of capitalization, resulting in an evaluation matrix (Table 1). Once again, the attempt to qualify-quantify such a complex and unprecedented analysis reinforces the advisory commitment of its use in only subsidizing the vote of the present author of this Note.

Tabela 1 – Critérios, descrição e range.

C	Critério	Descrição	Range de variação para os cenários avaliados[1]
C1	Grant bonus	Impacts of hydrological/hedge/GSF risk scenarios on the subsidy	0% de Hedge / 30% (- R$7.9 bilhões / + R$2.3 bilhões)
C2	Thermals provided for in Lei nº 14.182/2021	Viability impacts and the thermal schedule	Pessimistic / Optimistic (- R$23.5 bilhões / - R$6.7 bilhões)

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C3	Eficiency arising from the capitalization process	Impacts based on PMSO (base year 2020)	0% efficiency / 50% de increase in efficiency (R$0 / R$ 91.7 bilhões)
C4	Tax credits	Impacts arising from the acceleration of tax credits at the rate of 6.90% p.a.	Pessimistic (2 years delay) / Optimistic (2 years anticipation) (R$ 1.42 bilhões / - R$ 0.73 bilhão)
C5	Pricing of Eletronuclear	Impacts in terms of Eletronuclear's pricing used for ENBPar's contribution	Pricing made by Eletrobras/Pricing made by BNDES (R$0.13 bilhão / R$0.00)
C6,7	Angra 3 (Up & Downside)	Impacts arising from the difference in abandonment risks (capitalized and uncapitalized company scenario)	No risk (0%) /Likely (80%) (R$ 0.00 / R$ 11.92 bilhões)
C8	Itaipu	Impacts arising from the fact that Eletrobras has to pay the amounts related to Itaipu	No risk (0%) /High risk (50%) (R$0.00 / - R$ 0.60 bilhão)
If the sum of C1 to C-8 >0, the capitalization is forwarded to the General Meeting

Next, I will focus on the criteria used in the composition of the evaluation, starting with, but not limited to, the grant bonus, with a view to supporting the formulation of the answer to the guiding hypothesis presented.

• Grant bonus under the Hydrological/Hedge/GSF Risk aspects (C1)

In relation to this criterion, what is sought to be portrayed here would be the impacts of hydrological/hedge/GSF risk scenarios in reducing the value added of capitalization, from Eletrobras' perspective.

It is important to note that, for this criterion, the result of the expected values of the contracts (as calculated by the Consultancy) is compared with the value defined by the CNPE, since the negative value is not due to the difference in the estimate of GSF, but by the difference in the estimates of the values of the contracts themselves.

Depending on the scenarios (as calculated by the Consultancy), there is an estimated reduction in the added value - inherent in the transition from current contracts to market contracts - which varies between (-R$7.9 billion to -R$2.3 billion). Although UPSIDE FINANCE has its own climate and hydrological models, official studies, such as Brazil 2040, which considered three types of climate models coupled with hydrological models for large basins. This study pointed out, for example, in the Hadgen model (English) average anomalies of affluent natural energy about 25% lower than that predicted in the SIN for 2030. Using this information base, as a reference, in addition to the material made available to the Council of Administration, although not

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directly, it would be possible to arrive at estimated discount values of around R$6.698, based on a scenario between 20% and 30% of hedge.

• Thermal plants provided for in Law No. 14,182/2021 (C2)

The contracting of thermoelectric plants provided for in Law No. 14,182/2021 has several impacts on the energy sector, from planning, through the balance between supply and demand of natural gas, to the requirement of infrastructure requirements for natural gas and transmission, among others. Thus, it is reasonable to understand and internalize, in the present analysis, the challenges for the coordination of investments necessary for the viability of new natural gas supply points, as defined by law, since such points may require the authorization, licensing and implementation of new gas pipelines, as well as possible new natural gas processing and/or liquefaction and regasification units. It should be noted that Law No. 14,134/2021 favors the free initiative of agents, especially in the transport segment.

By analyzing the capacity of the transmission system and the competition for access with other sources and enterprises in certain locations, including the Free Market (ACL), as well as the time required for planning and implementing new transmission lines, it is possible to foresee potential challenges in the coordination of the transmission infrastructure with the implementation of thermoelectric plants, through delays in the delivery of energy by the thermal plants, observing the boundary conditions of each point to be supplied.

The definition of a linear delay period of 2 years for all thermal plants (8GW) from 2026 to 2030, may not reflect the probable reality, given that: (i) the North starts commercial operation in 2026 and 2027; (ii) the Northeast in 2027; (iii) the Midwest in 2028; (iv) the Southeast in 2029 and 2030, among other aspects mentioned by the Consultancy itself at the meeting on 01/20/2022.

Thus, for the reasons presented here, it is possible to minimally determine that the delay, whatever it may be, benefits Eletrobras, as it stops shifting load and, therefore, generation revenue for Eletrobras. Although the work of UPSIDE FINANCE Consulting has pointed to a reduction of around R$23.5 billion in relation to the base scenario (added value), this discount also considers the entry of renewables, according to PDE 2030, with the starting point adjusted in view of the most recent growth of such sources. Thus, the fact is that any displacement has an effect over time and such values may not be confirmed. That said, when opting for a scenario between the “pessimist and the base”, a discounted value of around R$11.753 billion would be obtained.

• Efficiency resulting from the capitalization process (C3)

In addition to other criteria that accelerate the benefits of capitalization, in this regard, we chose to consider operating costs, defined as costs with Personnel, Materials, Third-Party Services and Other Operating Costs - PMSO, by its nature, more manageable by the from the company. Examples of reduced administrative capacity for performance of the activities, improvement in the acquisition process, and optimization of career paths can significantly contribute to efficiency. Using the PMSO (2020) metric, the company's cost of capital, as a reference, a multiple of 12-15 can be reached. For purposes of facilitating applicability, the multiple of 10 was

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adopted, considering the amount of R$ 91.26 billion. The use of a cost reduction coefficient in the order of 25%, for this global value, is based, for example, on operational efficiency and PMSO reduction measured between 2016-3Q21. Currently, the company's PMSO represents 47% of net operating revenue (NOR) and the shift to 33% - benchmarking of comparable generation companies - makes it possible to infer that 25%, suggested here, seems quite reasonable for this metric, resulting in a benefit from around R$22.900 billion.

• Acceleration of tax credits (C4)

This criterion, although it can be captured, regardless of the company's status, what is sought here is to quantify the acceleration of the company's profit. An estimated value of R$11.397 billion, at a discount rate, used in the models, of 6.90% (aa), for a scenario between the base and optimistic, could lead to a benefit of the order of (R$722.5 million).

• Pricing of Eletronuclear (C5)

With regard to Eletronuclear's pricing from the Company's perspective, what is sought here is to contrast the additional value that ENBPar should have placed to positively control the company. In this case, according to the studies presented in the material made available to the Board of Directors, this amount converges to a total of R$138.0 million.

• Angra 3 (Up & Downside) (C6,7)

These criteria seek to assess/quantify the impacts, although not linked to a normative act, but there is a connection between Eletrobras' capitalization and the continuity of the Angra 3 project. In this criterion, the reference value is the same, that is, the cost of abandoning the work, since the value of Eletrobras' guarantees for the project is currently not available. Thus, as a proxy for this variable, the dropout cost was used. What we seek to analyze here are: (i) in the scenario of the company not being capitalized, what is the risk of abandoning Angra 3, and (ii) in the scenario of the company being capitalized, what is the risk of Eletrobras being called to honor the guarantees related to Angra 3. In the present evaluation, scenario (i), presented here, was considered due to a very likely risk of materializing (80%), with the estimate of the total cost of abandonment in the order of R$14.89 billion. On the other hand, recognizing that, although not connected from a legal point of view, capitalization is expected to reduce the risk of abandonment and, consequently, a reduction in the impact relative to the expected value for this criterion (10%). Note that, in this, as in other criteria, the probability of materialization of a given risk has direct repercussions on the estimation of the expected value for the criterion. Thus, in the final calculation between (upside and downside), the final expected value would be positive and in the order of R$5.956 billion, that is, the capitalization in this analysis delivers better conditions for the continuity of the Angra 3 project, based on the information made available.

• Itaipu (C8)

With regard to the assessment on the Itaipu criterion, it is understood that it is not focused on the value, but on the form/time distribution of the payment. In this sense, the present criterion focuses on Eletrobras' willingness

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to bear such commitments in the event of non-payment by ENBPar. Therefore, as potential, and applicable scenarios used in the analysis (0-50%), a company exposure in having to bear the amount of R$1.2 billion was sought. Thus, using a more pessimistic scenario, the company is supposed to pay 50% of the total amount (R$722.5 million).

• Considerations

Although the proposed methodology has limitations and contemplates some level of subjectivity, what was sought here was, in summary, to aggregate the most relevant criteria of capitalization, in the opinion of the author of this vote, in order to support his decision.

The numbers presented here - non-binding - only make it possible to guide the vote (Table 2), for the forwarding or not of the AGE convening, as proposal under analysis by the CA.

Tabela 2 – Resultado esperado[2] da aplicação dos cenários a partir da Tabela 1.

Criteria	C1	C2	C3	C4	C5	C6/7	C8	Resultado
Cenário	30% de hedge	pessimista/ base	25%	(50%)	Estudo Eletrobras	High (50%) /lower risk (10%)	Pessimistic (50%)	-
Amount (R$) (in millions)	-6.698	-11.753	+22.900	+722,5	-138,0	(+7.445-1.489)	-722,5	+10.404

Based on the explanations presented, weighted by the view of the present author on the values indicated in the references presented here, we have, as a result, an expected and positive value of around R$10,404 billion, which justifies, therefore, based on the information here available forwarding the capitalization proposal to the Assembly with a recommendation for approval, under the terms of the deliberative agenda.

4. DECISION OPPORTUNITY COST

Considering that the Eletrobras capitalization process foresees the payment of the grant bonus of R$67.052 billion, from the perspective of the National Energy Policy Council and that, while the added value calculated by Eletrobras is lower, although added to the other criteria above mentioned, lead to a positive overall result of the operation. With that said, it would be reasonable enough – again, non-binding - to apply the opportunity cost based on the average annual cost of the federal public debt stock of 7.55% (Union perspective) and 6.90% (company perspective), for contribution purposes in relation to the temporal importance of the decision, resulting in the following ranges presented in Table 3.

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Therefore, Table 1 above reveals the opportunity cost, in the assessment of the present author, of the order of R$720 million/year, based on the values presented in the references already mentioned in item 3 of this document, as well as the expected value of the entire operation. It is observed that the value, from the perspective of the controlling shareholder, is around R$1.74 billion, revealing the importance of the project from the point of view of the sense of urgency regarding the decision.

That said, it is important here to record the temporal importance of the decision from the perspective of the company and, as a representative of the controller, the cost to the Federal Government. The information is non-binding.

Tabela 3 – Faixas estimadas de custo de oportunidade.

Description	Value R$ (in millions)	Cost of Opportunity R$ (in millions)
Bonus from the Government's perspective	+23.128[3]	+1.746[4]

Expected result of the global calculation of the operation according to item 3 of this vote	+10.404	+717

5. OTHER ASPECTS INHERENT TO THE CAPITALIZATION PROCESS

Although not included in the present analysis, Constitutional Amendment 113 amended Article 100 of CF paragraph 11, allowing the creditor, as established by law of the debtor federative entity, with self-applicability to the Union, the offer of liquid and certain credits that originally owned or acquired from third parties recognized by the federative entity or by a final and unappealable court decision for: “...III - payment of concessions for public service delegations and other types of business concession promoted by the same entity;...” In short, Eletrobras, going to the market, could buy with a precatory discount and settle its commitments arising from the capitalization with the Federal Government. As an example, the Company, having to settle the bonus of R$25.4 billion, in secondary offer, it could go to the market to get this amount via precatory and, with a 10% face discount, it would already have an avoided cost of around R$2.5 billion. In this aspect as in others, the acceleration of certain processes puts the company in a position of advantage in reducing costs, as in the example mentioned above in this item.

With regard to the commercialization strategy, although not yet defined, it appears that Eletrobras, since 2021, has been undergoing a thorough review of its policy with implications ranging from contracting systems, improving administrative capacity and defining a new decision-making framework for commercialization. Although not computed in item 3 of this report, it is reasonable that the company will be able to obtain upsides from the sale of energy.

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With regard to capital cost optimization, it is understood that in the capitalization scenario, the company can be more competitive in new energy auctions, as well as in existing energy and transmission assets, being able, based on an optimized strategy of commercialization and a project portfolio with a longer-term view, capturing gains and maximizing the returns of the project portfolio as a whole.

6. FINAL CONSIDERATIONS

In time, it is understood that the minimum requirements for decision making were fully observed, from the point of view: (i) in the best interest of the Company; (ii) respect for due process of law; (iii) the Company's governance decision framework; (iv) the best available information; (v) the advantage of the capitalization translated by the expected value - non-binding - of the capitalization; (vi) the estimated range of opportunity cost of materialization of capitalization and (vii) other positive aspects not quantified, but which add value to the company. Regarding requirements (i), (ii), (iii) and (iv), the complexity of the process has imposed, more than ever, the management of good corporate governance practices as a true ally of this collegiate in the course of this decision-making process, the management bodies were informed with the most up-to-date material as accurate, complete and reliable as possible.

Regarding item (v), the core of the present analysis, we sought to carry out a simplification exercise through the aggregation of information and an attempt to parameterize the information (time value) to then calculate the "expected value" of the benefits of the capitalization from the company's perspective, valuing the duty of trust, as provided for by law and consolidated in good governance practices, having as a reference, among others, the Brazilian Institute of Corporate Governance (IBGC). The expected value presented in this document is not exact and, obviously, the application of Equation (I) is subject to different values, depending on the value judgment of each member of the management. In this sense, the use of the present analysis proposal can be understood as an activity oriented to the construction of arguments through which the decision maker will first convince himself and then, when possible, the others in a problem situation that the alternative indicated is the best, based on all available information and support. Thus, the focus of the present analysis was centered on the amplitude of gain in the interests of those involved in decision-making in scenarios of capitalization or not of Eletrobras.

It is also worth mentioning that other benefits, although not systematized in the present analysis, deserve to be highlighted, such as, for example, possible gain with the new precatory policy, allowing the company to pay the grant bonus at face value in its benefit; the marketing strategy that has been heavily worked on in the last two years; and the freedom to optimize the company's cost of capital, allowing the construction of an integrated portfolio of project portfolios.

In addition to the observations presented above, it is important to consider the conclusive basis of the “Global Technical Note on TPR, in particular, the segment that follows “... evaluation of the “bigger whole”: the privatization of Eletrobras, substantiated in the benefits obtained by its process, according to gains with value levers and potential gains from its privatization”.

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Recognizing the relevant role of this Board of Directors of ensuring transparency, minimum parameters of predictability and quality and well-dimensioned information to shareholders, who are responsible for deciding on the process of privatization of Eletrobras, based on all the information and grounds presented here and further substantiated in the support material, and except for the quantitative aspects and variables beyond the control of the Company, I vote in favor of the proposed resolution forwarded to the Company's Board of Directors, under the terms proposed by the Executive Board of Eletrobras.

REFERENCES:

Christensen, J. (2011). Citado em Levi-Faur, D. (2011). Regulation and regulatory governance. In Handbook on the Politics of Regulation (p. 96+108). Edward Elgar Publishing Limited. https://doi.org/10.4337/9780857936110.

Ehrgott, Matthias; Figueira, José Rui; Greco, S. (2015). Trends in Multiple Criteria Decision Analysis (U. Frederick S. Hillier Stanford University, CA (ed.); Vol. 142). https://doi.org/10.1017/CBO9781107415324.004

Keeney, R. L. (2013). Identifying, prioritizing, and using multiple objectives. 1, 45–67. https://doi.org/10.1007/s40070-013-0002-9

Material de Estudos IBGC (CCA e CCA+), organizado por Ricardo Pereira Câmara Leal), 2020. São Paulo. Brasil.

Material gerado no Atlas Governance. Relatório Upside Finance (Consultoria Contratada). 2022.

Valor do estudo da Tractbel atualizado em 2022.

January 20, 2022

BRUNO EUSTÁQUIO F. CASTRO DE CARVALHO

Board Member

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ANNEX II OF THE MINUTES OF THE NINE HUNDRED EIGHTEEN MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Qualified Vote at the 918th CA meeting - 01.20.2021

Director: CARLOS EDUARDO RODRIGUES PEREIRA

The final decision to be taken is whether there is an advantage for the Company in what is proposed in the Call Notice for the Extraordinary Shareholders' Meeting based on the best available information, considering the time frame. And what is there is basically adherence to the conditions set forth in Law No. 14,182/2021 and CNPE and CPPI Resolutions within the scope of Eletrobras' privatization plan. The main analysis is about the execution of new concession agreements for the electric power generation of part of our power plants, as established in CNPE Resolution No. 30/2021, in which we abandoned the quota basis regime where the hydrological risk is not borne by us and agreed to the independent producer regime where we bear all the burden of that risk.

The analysis of the benefit generated by the change from the quota basis regime to an independent producer regime was carried out by UPSIDE FINANÇAS CORPORATIVAS. For that, the consulting company defined premises for the conception of a Base Case to be taken as a reference and based on it, some scenarios were created for sensitivity analysis. According to the consulting company, “all the assumptions used were established based on the applicable law and validated by Eletrobras”. However, I understand that there is a premise that does not meet this statement. UPSIDE considered the entry of thermal plants provided for in the same Law No. 14.182/2021 on a timeframe different from the wording of this Law. In its Art. 20, Law No. 14,182/2021 sets forth that the capacity reserve be contracted in the form of natural gas thermal power generation under very specific conditions, location and year of beginning the power generation. The consulting company understands that it is “considerably unlikely that the 8,000 MW of thermoelectric power plants provided for in Law No. electricity, and there is still no news on how this will happen, at least from the side of the electricity power sector”.

The consulting company, however, did not present any facts or data that support this understanding. Complexities and uncertainties do not only pervade the entry of these thermal plants, but many other points faced by the consulting company, which, to address them, used planning pieces, historical data, models and other information available and used in the sector's analyses. If in the electricity sector there is no news on how the necessary infrastructure for transporting natural gas could be built, given that this generation was introduced by law and not by sector planning, research in the oil and gas sector could provide some information. The same EPE that prepares the Ten-Year Energy Expansion Plan - PDE also prepares the Indicative Plan for Transport Gas Pipelines - PIG, where it presents technical-economic and socio-environmental analyzes carried out for transport gas pipelines that may be implemented in the coming years. In a quick reading of the PIG 2019 and PIG 2020 we can find gas pipeline projects with the requirements of the law and some in the process of environmental licensing. Some of these gas pipelines already have authorization from the ANP for their construction. Such information should be used in this assessment.

In a meeting of the Strategy, Governance and Sustainability Committee held on January 18, the consulting company was asked if they used some of the facts or documents above or other data from the sector and they

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replied that the definition of this premise was based on the opinion of people in the market who they talked to. I understand that the grounds for such an important premise should be supported by more than third parties' opinion.

At this Board of Directors' meeting, the consulting company returned with several doubts regarding the power generation set forth in the privatization law. Although the doubts are legitimate, they were not offered as a basis for justify the delay, neither in the body of the report delivered by the consulting company, nor in the response provided to the question made at the Strategy, Governance and Sustainability Committee's meeting held on January 18. Nevertheless, in my opinion, no connection was presented between the existence of these doubts and the temporality delay of the two-year for all thermal power generation.

In addition, unlike other projects foreseen in the PDE 2030, which would be more susceptible to a displacement in time (due to planning changes in the revisions of the following years), this timeframe is defined by the privatization law. That is, in theory, there is no room for judgment of the agents involved for any change and it is reasonable to expect that everyone will make an effort to attend to it. Proof of this is that, on December 17, 2021, the MME published Normative Ordinance No. 32 with the auctions' agenda, which shall be held in 2022, 2023 and 2024, already covers the concession agreements provided for in Law No. 14,182.

It was not found in the technical notes presented by the Generation Expansion Board the technical evaluation that supported the decision to approve this premise with a delay of 2 years of the beginning of the operation of the thermal plants set forth in the Law No. 14.182/2021 for the Base Case. In the Technical Note, the Generation Trading Board pointed out that the values used for the GSF in the first years of the Base Case are above average. In the order of 98% by UPSIDE against 80% calculated by projections from Eletrobras' technical area. Regarding the GSF, this Board points out the scenario of the generation entry in the timeframe of Law No. 14,182 as more conservative than the Base Case (with a delay of 2 years), as it presents GSF in the first two years at a level closer to its projection: “(87%, on average)”, according to the report.

In a meeting of the Strategy, Governance and Sustainability Committee held on January 18, the Generation Expansion Board, when asked if it had in fact evaluated the premise of delay in the entry of thermal plants contained in Law 14,182/2021, replied that it did not proceed with any assessment related to such issue.

Given the enormous economic impact of the entry of these thermal plants demonstrated in the evaluation of the sensitivity scenario where the generation of Law No. 14,182/2021 comes into operation according to the timetable defined therein, the evaluation of this premise is essential for the analysis of the advantages of the privatization. According to UPSIDE calculations, the Total Added Value of this scenario is R$40.85 billion. Far below the R$67.05 billion defined by CNPE Resolution No. 30/2021. It should be noted that even the Base Case also presents Total Added Value below the value calculated by the CNPE. For the reference case, the calculated value was R$64.36 billion.

This impact is explained by the displacement of hydraulic generation, to the point of reducing its GSF, mainly caused by the inflexibility provided for in the thermal plants set forth in Law No. 14,182/2021. This shift can be even greater when we consider the expected growth rate for micro and mini distributed generation

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(MMGD). Analyzing the Studies of the Ten-Year Energy Expansion Plan 2031, specifically the Distributed Micro and Mini Generation & Batteries notebook, the projection for the year 2030 in the reference scenario is an installed capacity of 34,593 MW against 24,500 MW projected in the PDE 2030 used based on the UPSIDE study. In other words, for the next PDE, the forecast is for, in 2030, an increase in generation of 10,000 MW, displacing the hydraulics even more. Consequently, the impact of this update of the MMGD projections on the economic evaluation of the advantages of this operation is to further worsen the result, which is already negative. UPSIDE states in its report that “the displacement of hydroelectric plants may be more permanent than desirable, which is a risk” recognizing the advance of distributed generation and that the electricity matrix “tends to become less dispatchable or more compulsory” with the changes imposed by the energy transition.

In a meeting of the Strategy, Governance and Sustainability Committee held on January 18, the consulting company, when asked about the MMGD numbers used in its study, replied that it used the same growth curve of the Summer Scenario of the MMGD notebook of the EPE of the PDE 2030 moving it to the level of the year 2021 to coincide with the current installed capacity. When consulting the EPE's Distributed Micro and Mini Generation Data Panel (PDGD) with ANEEL's data on the MMGD market, used in its PDE 2031 notebook, we see that the installed capacity for 2021 is equal to 8,013 MW. In other words, this displacement was something around only 1,500 MW. Which means that, considering only the year 2030 as a comparison, the c consulting company's projections considered an installed MMGD capacity approx. 8,500 MW lower than the most current projections of the EPE.

At this Board of Directors' meeting, the consulting company switch back to the statement that it made the displacement on the PDE 2031 curve, instead of the PDE 2030 Summer Scenario curve. In other words, it would have used the MMGD installed capacity information from PDE 2031, which contradicts the text of its report (page 76) in the “METHODOLOGY” section, in the “Expansion” item, where the consultancy states “to take the PDE 2030 and PNE 2050 as a basis” and “compare the expansion of these documents with the current” expansion in the information used in their study. These phrases are in line with the comments made during the Strategy, Governance and Sustainability Committee. This is a relevant volume of generation of conflicting information for valuation.

The Risk Classification carried out by the consulting company pointed to the entry scenario of renewables and thermal plants in accordance with Law No. 14,182/2021 with an average probability and a high impact. There is an apparent contradiction, as an event that was initially qualified as “considerably unlikely” to occur should not be classified as having medium probability. In a presentation made on January 10 to this Board of Directors, the consulting company also qualified this risk as uncontrollable and pointed out that the Company should “significantly increase its investment in renewables and inflexible thermal plants” “to mitigate the possible displacement of dispatch of its HPPs due to competition with these base sources”. However, such mitigation by carrying out other investments, in these first years, may encounter obstacles in issues that were not evaluated by the consulting company, such as the high short-term financial commitments and the considerable increase in Eletrobras's leverage as a result of the modeling operations of its privatization, as pointed out by NT DFF/DFP–008/2021.

This Technical Note from the Financial department identifies a scenario where it says that it is “very likely that the capitalization of the Company will already assist its new management to begin with a higher leverage

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level, and with a pressure to obtain new sources of funding in a year of high volatility, which would mean not having the capacity of adequate expansion and even eventual impact on its rating and its consequences”. Among the possible consequences, we would have, for example, according to the Technical Note, the triggering of Eletrobras's need to repurchase its securities. Some of the reasons for the high level of leverage, all cited in the same note, are:

•	Although with the loss of control of Eletronuclear, its debt leaves Eletrobras' consolidated, all the guarantees already given by Eletrobras to this company remains, not necessarily generating leverage reduction effect in the analysis of some market agents (specifically rating).
•	For the Angra 3's project, Eletronuclear will need funds that, by virtue of an investment agreement to be signed (according to the proposed model), will be transferred through loans made by ENBPar and Eletrobras in proportion to their voting capital and in a volume sufficient for its conclusion, in addition to the granting of personal guarantees. Today this value is unknown and estimated at R$ 15 billion. In other words, there is significant necessity for Eletrobras to obtain new funds.
•	Financial obligations with the CDE and with the funds (Amazônia Legal, São Francisco and Bacia de Furnas) also receive the same indebtedness treatment by the Company as per some market agents.

Several corporate operations and transactions that were constructed by BNDES to be carried out by Eletrobras and are the object of this Management Proposal. In summary, Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBPar was created to absorb Itaipu and carry on the trading of its energy, Eletronuclear and the management of government programs and the Union Assets under the Administration of Eletrobras (in Portuguese, Bens da União sob Administração da Eletrobras or BUSA).

Both BNDES and ENBPar are companies controlled by the Brazilian Government, which also controls Eletrobras. Thus, they are transactions between related parties and, as such, should receive due treatment. The Company has a Policy about Transactions with Related Parties of Eletrobras's companies disclosed and which was updated by this Board of Directors a little over a month ago. In its item 4.1.2, this Policy establishes that: "The negotiation and decision-making processes of transactions with related parties entered into by Eletrobras's companies must be independent, endowed with commutativity and negotiated under market conditions, or bring adequate compensation, thus avoiding, the undue favoring of the related party to the detriment of the interest of society”. In other words, either there is commutativity or there is compensatory payment.

The analysis presented of related party transactions is contained in Technical Note DC 001/2022 entitled “Global Analysis of the Privatization Plan”. In relation to the obligations object of the transaction with ENBPar, this same note recognizes that the two companies "do not present typical features and, therefore, there is greater complexity in the calculation of commutativity". Our Policy for this type of transactions determines in its item 4.4.4 that: “If doubts arise in carrying out the commutativity tests or in the case of complex operations (such as corporate restructuring) the analysis must be carried out by an independent specialized institution not linked to the companies involved in the transaction with related parties”. However, there was no independent analysis by a specialized institution to assess whether the transactions carried out with ENBPar, in part or in whole, were commutative or had compensatory payment. Technical Note DC

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Continuation of the Minutes of the 918th meeting of CA Eletrobras, held on January 20, 2022.

001/2022 combines the grant payment operations for new concession agreements in another exploration regime with operations for the transfer of assets, rights and provision of services with ENBPar and possible benefits attributed exclusively to the change in the nature of the Company. I understand that in this question there is a confusion between advantage and commutativity. Transactions with ENBPar must be evaluated separately from transactions with the Brazilian Government or any other benefit to verify whether this company will receive the assets and services traded on a commutative basis or will pay properly for them without being favored to the detriment of Eletrobras.

In relation to each transaction with ENBPar, there are issues that point to non-commutativity or adequate compensatory non-payment, such as:

•	Itaipu

Due to Eletrobras' participation in Itaipu, ENBPar will make the payment in 240 monthly installments. In other words, 20 years for the transfer of 50% of the share capital with the update at a risk-free rate based on US treasury bonds. Market operations have the practice of pricing a spread on top of the risk-free rate. It is not Eletrobras' practice to sell equity interests in installments. There is also the forecast that ENBPar will receive in cash the amounts owed to Eletrobras by Itaipu for the sale of its energy in 2021 and transfer them to the Company in 36 monthly installments. In other words, Eletrobras will finance ENBPar. In my understanding, there is no commutativity or adequate compensatory payment in this transaction.

•	Electronuclear

According to the proposal presented, Eletrobras would transfer the controlling interest of Eletronuclear to ENBPar free of charge and would also capitalize the dividends of R$2.6 billion that the Company has to receive from Eletronuclear, in addition to other atypical operations as well summarized in the body of the Management Proposal: “In short, Eletronuclear will issue new shares in the total amount of R$9.73 billion, observing the current ratio between common shares and preferred shares of Eletronuclear. ENBPar will subscribe the portion referring to the contribution of R$3.5 billion only in common shares and the Company, the remaining portion”. In other words, ENBPar subscribes R$3.5 billion and leaves with control and Eletrobras subscribes R$6.3 billion and loses control. Apart from the maintenance of existing Eletrobras guarantees for Eletronuclear, in a scenario where Angra 3 does not have a defined tariff, in a total disproportion of the capital of the two companies, generating an imbalance of risks in a business of a company that, today, according to the material presented, is deficient. In my understanding, there is no commutativity or adequate compensatory payment in this transaction.

•	Brazilian's programs (in Portuguese, Programas de governo)

The transfer of the management's activities and assignment of trading agreements within the scope of the Incentive Program for Alternative Sources of Electric Energy (in Portuguese, Programa de Incentivo às Fontes Alternativas de Energia Elétrica or PROINFA), administration of the current account called National Program for the Conservation of Electric Energy (n Portuguese, Programa Nacional de Conservação de Energia Elétrica or Procel), of the financing agreements that use resources from the Global Reversion Reserve (in Portuguese, Reserva Global de Reversão or RGR), of the More Power Energy to Amazonia and to All programs (in Portuguese, Mais Luz para a Amazônia e Luz para Todos) and the administration of Union assets (BUSA)

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Continuation of the Minutes of the 918th meeting of CA Eletrobras, held on January 20, 2022.

and support and advice to ENBPar for the management of these activities, including staff training, availability of databases and information will be held free of charge as proposed. In other words, Eletrobras will work for ENBPar for a period of 12 months carrying out all these activities without any financial compensation and assuming the risk of losing the staff with the knowledge for the effective delivery of these commitments, given the termination of these activities in the Company. In my understanding, there is no commutativity or adequate compensatory payment in this transaction.

However, according to Technical Note DC 001/2022, “there are other potential gains associated with the transformation of the Company into a Corporation and other associated value levers”. The technical note discusses several points (mostly management acts) and, in a qualitative way, points to the improvement of "efficiency", "agility", "flexibility", among others, but without any financial estimate linked to them, nor individually or as a whole. There is no way to say that such improvements, even if they bring savings or increase revenues, will exceed, at present value, the well-defined costs presented in the proposal.

In addition, there are costs linked to some transactions that should have been part of this analysis and were not mentioned. As examples, Technical Note DFF 060/2021 indicates an initial estimate of the cost to obtain consents from financial agents to change Eletrobras' shareholding control of something around R$ 58.7 million and Technical Note DFP 004 /2022 points to the collection of approximately R$ 200 million of income tax on the monetary restatement of dividends due that will be capitalized and the recognition of R$ 1 billion of expense in Eletronuclear of this dividend correction. These are operational cost estimates linked to privatization plan that, together with savings (or revenue growth) estimates, should be consolidated for the global analysis of the proposal's advantages.

In conclusion: based on the documentation presented and considering the result of the Total Added Value for the projections carried out with the assumptions fully in accordance with Law No. 14,182/2021 (in other words, considering the generation as set forth in the law's timetable), as per the current economic and financial scenario arising from the obligations to be agreed by Eletrobras within the scope of the privatization plan that restrict mitigating actions for the effects of the displacement of hydraulic generation, considering the future risk of even greater aggravation of this displacement of hydraulic generation by the increase in the growth of the expansion of micro and distributed mini-generation according to EPE's projections in its PDE 2031, considering the future perspectives of changes in the energy matrix and in the consumer market, also considering the other associated risks and uncertainties presented and considering the fact that the potential future benefits have not been presented in a real quantitative basis, and together with all other arguments presented here, I understand that the advantage of the proposal for the Company is not characterized when compared to the financial obligations presented and therefore I am voting against it.

January 20, 2022.

CARLOS EDUARDO RODRIGUES PEREIRA

Board Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.